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                             December 30, 2021

       Aron English
       Portfolio Manager
       22NW, LP
       1455 NW Leary Way, Suite 400
       Seattle, Washington 98107

                                                        Re: DIRTT Environmental
Solutions Ltd.
                                                            Preliminary Proxy
Statement on Schedule 14A filed by 22NW Fund, LP,
                                                            22NW, LP, 22NW Fund
GP, LLC, 22NW GP, Inc., Aron R. English et. al
                                                            Filed December 23,
2021
                                                            File No. 001-39061

       Dear Mr. English:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Letter to Shareholders, page i

   1.                                                   Disclosure indicates
that    the enclosed WHITE proxy card may only be voted for our
                                                        nominees and does not
confer voting power with respect to any of the Company   s director
                                                        nominees. Shareholders
who return the WHITE proxy card will only be able to vote for our six nominees and
will not have the opportunity to vote for the two other seats up for election at the
Meeting.    Please expand the disclosure to advise shareholders that the
                                                        WHITE proxy card will
not permit shareholders to vote on any other proposals that may be included on the
Company   s proxy card.
       Background to the Solicitation, page 6

   2.                                                   Refer to the following
two statements found in this section:
 Aron English
FirstName
22NW, LP LastNameAron English
Comapany30,
December  Name22NW,
              2021     LP
December
Page 2    30, 2021 Page 2
FirstName LastName
                "On September 10, 2021, Mr. English had an in-person meeting with Messrs.
              O   Meara and Lillibridge, in Jackson Hole, Wyoming, to discuss
22NW   s governance
              concerns with respect to the Company."
                "On October 11, 2021, Mr. English participated in a telephone call with Mr.
              Lillibridge to reiterate his concerns about the Company   s
governance."

         It is our understanding that Mr. English   s sole concern both at the
in-person meeting and
         on the telephone call was his potential appointment to the Board as opposed to his broader
         concerns about the Company   s    governance.    Please advise or
revise.
3.       Refer to the following statement found in this section:

                "On November 12, 2021, Mr. English participated in a telephone call with Mr.
              Lillibridge and Ms. Karkkainen to further discuss Mr. English being appointed to the
              Board. Mr. Lillibridge and Ms. Karkkainen indicated that the Board declined to appoint Mr. English."

         It is our understanding that Mr. Lillibridge and Ms. Karkkainen reiterated to Mr. English on the telephone call that the Board would consider his candidacy in February 2022 consistent with its customary review and selection process for director nominees for election at an annual general meeting, and Mr. Lillibridge and Ms. Karkkainen offered to send to Mr. English a form of standstill agreement that they believed would be required by the Company in connection with any appointment of Mr. English. Please advise or revise.
4.       Refer to the following statement found in this section:

                   On December 7, 2021, the Company issued a press release announcing that, in response to the Requisition, the Board had decided to call a joint special and annual meeting to be held on April 26, 2022, more than four months after the latest date for the meeting requested by 22NW in the Requestion, being January 21, 2022, and alleged that 22NW did not propose any new business or strategy at the Meeting warranting an earlier special meeting.

         It is our understanding that the latest date for the meeting requested by 22NW was January
         21, 2022. The date April 26, 2022 is approximately three months and five days after
         January 21, 2022, not    more than four months    after such date.
Please advise or revise.
5. Disclosure indicates that "Members of 22NW have continuously been shareholders of
         DIRTT since early 2020." Please revise to identify such "members." Reasons for the Solicitation, page 11

6. Please expand the disclosure to explain what is meant by the phrase "analyzing DIRTT from various perspectives."
7. Disclosure refers to the term "cash burn" without definition or reference to a metric in order for a shareholder to properly ascertain the merits of 22NW's claims. Please revise to
 Aron English
FirstName
22NW, LP LastNameAron English
Comapany30,
December  Name22NW,
              2021     LP
December
Page 3    30, 2021 Page 3
FirstName LastName
         define what is meant by term and why 22NW considers it "high."
8.       Refer to the following two statements found on pages 11 and 12:

                "In addition, DIRTT   s revenue declined by 26% year over year,
while its competitors
              and the industry at large have experienced a positive
inflection."
                "Out of a group of nearly 40 public companies that we believe are peers to DIRTT,
              DIRTT is only one of two companies that does not disclose quantitative metrics around its pipeline. Shareholders have repeatedly requested improved disclosure
              surrounding these metrics from the Company   s management and
these requests have
              thus far been ignored."

         Please revise the disclosure to provide support for the first statement, identify the referenced "competitors" and explain the meaning of "positive inflection." We note that the comparison of stock prices to the Russell 2000 and TSX SmallCap Index in page 12 does not appear specific to the construction industry. Please also revise the disclosure to identify the 40 companies and provide support for your belief that these are appropriate peers for comparison to DIRTT.
9. Disclosure states that "[s]hareholders have repeatedly requested improved disclosure
         surrounding these metrics from the Company   s management and these
requests have thus
         far been ignored." Please revise to clarify if such shareholders include any shareholders other than 22NW and the Participants.
Certain Additional Information, page 30

10. Please advise us if the Participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Exchange Act Rule
         14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the Participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.
General

11. We note disclosure on pages 1 and 2 that "[t]he Company has not yet publicly disclosed the Record Date or the number of Common Shares outstanding as of the Record Date.
         Once the Company publicly discloses such information, we intend to supplement this
         Proxy Statement with such information and file revised definitive materials with the
         SEC." With a view towards revised disclosure, please (1) confirm whether 22NW will disseminate proxy cards prior to the public disclosure of the Record Date and (2) if 22NW will so disseminate, advise us of 22NW's plans with respect to any proxy cards received from shareholders who ultimately were not entitled to notice of and to vote at the Meeting.
 Aron English
22NW, LP
December 30, 2021
Page 4

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameAron English
                                                            Division of
Corporation Finance
Comapany Name22NW, LP
                                                            Office of Mergers &
Acquisitions
December 30, 2021 Page 4
cc:       Ryan Nebel
FirstName LastName